Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
CVB Financial Corp.:
We consent to the incorporation by reference in the Registration Statement on Form S-8 of CVB Financial Corp. of our reports dated February 28, 2008, with respect to the consolidated balance sheet of CVB Financial Corp. and subsidiaries as of December 31, 2007, and the related consolidated statements of earnings, stockholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of CVB Financial Corp. and subsidiaries.
KPMG, LLP
Costa Mesa, California
June 18, 2008